Mail Stop 4561

September 30, 2008

Mr. Larry K. Harvey
Chief Financial Officer
Host Hotels & Resorts, L.P.
6903 Rockledge Drive, Suite 1500
Bethesda, Maryland 20817

     Re: **Host Hotels & Resorts, L.P.**
              Form 10-K for the year ended December 31, 2007
              File No. 333-55807

Dear Mr. Harvey:

We have completed our review of the above referenced filing and have no further comments at this time.

Sincerely,

Kevin Woody
Branch Chief